FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2015

001-35157

(Commission File Number)

JIAYUAN.COM INTERNATIONAL LTD.

(Translation of registrant’s name into English)

F/15, Anhua Development Building

No. 35 Anding Road

Chaoyang District, Beijing

The People’s Republic of China

(8610) 6113-6312

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIAYUAN.COM INTERNATIONAL LTD.

By:	/s/ Shang-Hsiu Koo
Name:	Shang-Hsiu Koo
Title:	Chief Financial Officer

Date:  December 7, 2015

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release

99.2	Agreement and Plan of Merger dated as of December 7, 2015 among Jiayuan.com International Ltd., LoveWorld Inc. and FutureWorld Inc.

99.3	Sponsor Guarantee dated as of December 7, 2015 between Baihe Network Co., Ltd and Jiayuan.com International Ltd.